Exhibit 99.2

Hospitality Properties Trust

Third Quarter 2012

Supplemental Operating and Financial Data

HPT LISTED NYSE



All amounts in this report are unaudited.

Sonesta Resort, Hilton Head, SC.
Guest Rooms: 340.



TABLE OF CONTENTS

TABLE OF CONTENTS   **PAGE/EXHIBIT**

WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE FULL CONTRACTUAL AMOUNTS OR ANY LESSER AMOUNTS OF RETURNS OR RENTS DUE TO US,

- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,

- OUR ABILITY TO OBTAIN AND MAINTAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO PURCHASE PROPERTIES,

- THE SUCCESS OF OUR REBRANDING CERTAIN HOTELS, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA, AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR HOTEL MANAGERS AND TENANTS,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS,



- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS AND HOTEL MANAGERS OPERATE,

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS INCLUDING OUR EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,

- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL, INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES MARRIOTT WILL BE ABLE AND WILLING TO FULFILL ITS OBLIGATION UNDER THIS GUARANTY, AND THAT SHORTFALLS WILL NOT EXCEED THE GUARANTY CAP. ALSO, THIS LIMITED GUARANTY EXPIRES ON DECEMBER 31, 2019. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR MARRIOTT HOTELS,

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC WILL CONTINUE TO PAY US THE NET CASH FLOWS FROM OPERATIONS OF THE HOTELS INCLUDED IN OUR MANAGEMENT AGREEMENT AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS,

- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PAY US AN ANNUAL MINIMUM RETURN AND THE PAYMENT OF THESE AMOUNTS IS PARTIALLY GUARANTEED BY WYNDHAM. THE ANNUAL MINIMUM RETURN DUE TO US IS PAID FROM THE OPERATING CASH FLOW OF THE MANAGED HOTELS; IF THE CASH FLOW IS INSUFFICIENT TO PAY THE HOTELS' OPERATING EXPENSES, THE ANNUAL MINIMUM RETURN MAY NOT BE PAID. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2019, AND IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $29.0 MILLION (AND SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $14.5 MILLION). ACCORDINGLY, THE FULL AMOUNT OF THE ANNUAL MINIMUM RETURN IS NOT GUARANTEED; THERE WILL BE NO GUARANTEE AFTER 2019, AND THERE IS NO GUARANTEE OF PAYMENTS BY WYNDHAM IN EXCESS OF $29.0 MILLION (OR $14.5 MILLION PER YEAR). FOR THESE REASONS, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURN DURING THE TERM OF OUR WYNDHAM CONTRACT,

- WE HAVE RECENTLY REBRANDED CERTAIN HOTELS. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH REBRANDING MAY BE GREATER THAN WE NOW ANTICIPATE; AND THE REBRANDING OF THESE HOTELS MAY CAUSE THE OPERATING RESULTS AT THESE HOTELS TO MATERIALLY DECLINE,



- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA. ACCORDINGLY, THE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA WILL BE FULLY DEPENDENT UPON THE FINANCIAL RESULTS OF THOSE HOTEL OPERATIONS,

- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY VOLUME ARE OFTEN A REFLECTION OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY VOLUME MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL OPERATORS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE GUARANTORS OF OUR MINIMUM RETURNS OR RENTS DUE FROM SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS MAY BE EXHAUSTED,

- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR CONTRACT TERMS FOR NEW PROPERTIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A SPREAD BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH TA, RMR, SONESTA, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

Intercontinental, San Juan, PR.
Guest Rooms: 402.



COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, or us, is a real estate investment trust, or REIT. As of September 30, 2012, we owned or leased 287 hotels and 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,680 properties, located in 46 states, Washington, D.C., Puerto Rico, Ontario, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing HPT, RMR also manages CommonWealth REIT, a publicly traded REIT that primarily owns office properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. and Select Income REIT, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities for SNH's account, and to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $22.0 billion as of September 30, 2012. We believe that being managed by RMR is a competitive advantage for HPT because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business strategy is to maintain and grow a portfolio of hotels and travel centers operated by qualified managers and tenants. Our properties are generally managed or leased under long term agreements that provide us cash flows in the form of returns and rents. We also seek to participate in operating improvements at our properties by charging rent increases based upon percentages of gross revenue increases at our properties and by participating in hotel profits in excess of the minimum returns due to us at our managed hotels. Generally, we prefer to include multiple properties in one lease or management contract because we believe a single operating agreement for multiple properties in diverse locations enhances the stability of our cash flows. When we buy individual properties we usually add those properties to a combination lease or management agreement for other properties that we own. We have in the past considered investing in other types of properties as well as other strategic initiatives and we may consider and make such investments in the future. We believe we have a conservative capital structure and we limit the amount of debt financing we use. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series C -- HPT PC
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730

COMPANY PROFILE



Portfolio Data by Manager (as of 9/30/12) ($ in 000s):

Manager	Number of Properties	Number of Rooms/ Suites	Percent of Number of Rooms/ Suites	Investment [1]	Percent of Total Investment	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent
Marriott International [2]	122	17,111	40%	$ 1,705,524	24%	$ 177,978	30%
InterContinental [3]	91	13,517	32%	1,319,092	20%	131,654	22%
Sonesta [4] [5]	21	4,184	10%	514,621	8%	39,081	6%
Hyatt	22	2,724	6%	301,942	4%	22,037	4%
Carlson	11	2,096	5%	209,895	3%	12,920	2%
Wyndham [6]	20	3,052	7%	146,971	2%	9,681	2%
TA [7]	185	N/A	N/A	2,670,717	39%	209,403	34%
Total	472	42,684	100%	$ 6,868,762	100%	$ 602,754	100%

Operating Statistics by Operating Agreement (as of 9/30/12) ($ in 000s):

Operating Agreement	Number of Properties	Number of Rooms/ Suites [1]	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [8] Q3	Coverage [8] LTM	RevPAR Change [9] Q3	RevPAR Change [9] LTM
Marriott (no. 1)	53	7,610	$ 67,607	11%	1.20x	0.94x	10.3%	8.7%
Marriott (no. 234) [2]	68	9,145	100,622	17%	1.02x	0.84x	2.8%	3.5%
Marriott (no. 5)	1	356	9,749	2%	0.57x	0.40x	-8.5%	-0.1%
InterContinental [3]	91	13,517	131,654	22%	0.86x	0.84x	0.7%	-2.4%
Sonesta (no. 1) [4]	20	3,701	36,476	6%	-0.02x	0.63x	-16.6%	1.2%
Sonesta (no. 2) [5]	1	483	2,605	0%	-0.15x	2.04x	16.2%	15.2%
Hyatt	22	2,724	22,037	4%	0.80x	0.77x	3.0%	1.5%
Carlson	11	2,096	12,920	2%	0.98x	0.71x	6.4%	7.3%
Wyndham [6]	20	3,052	9,681	2%	-0.92x	0.64x	-15.4%	-1.4%
TA (no. 1) [7]	145	N/A	152,362	25%	1.86x	1.71x	N/A	N/A
TA (no. 2)	40	N/A	57,041	9%	1.85x	1.71x	N/A	N/A
Total / Average	472	42,684	$ 602,754	100%			0.4%	2.5%

(1) Represents historical cost of properties plus capital improvements funded by us and includes impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(2) In July 2012, we completed the sale of our Marriott International, Inc., or Marriott, branded hotel in St. Louis, MO for net proceeds of $28,850. In August 2012, two hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. Our annual minimum returns due under this agreement decreased by an aggregate of $3,587 as a result of removing or selling these three hotels. The information in this table related to our Marriott No. 234 agreement excludes these three hotels.

(3) During the second and third quarters of 2012, 17 hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. On August 1, 2012, 20 hotels were removed from this agreement and converted to Wyndham Hotels Group, or Wyndham, brands and management. In August 2012, two hotels were removed from this agreement and we sold them to affiliates of RMR. Our annual minimum returns under this agreement decreased by an aggregate of $34,990 as a result of removing these 39 hotels. The information provided in this table related to our InterContinental agreement excludes these 39 hotels.

(4) Payment to us of our minimum returns under this agreement is subject to available cash flow after payment of hotel operating expenses, including certain management fees. As described in notes 2 and 3 above, 19 hotels were added to this portfolio in the second and third quarters of 2012.

(5) Represents the Royal Sonesta Hotel New Orleans in New Orleans, LA. We lease this hotel from a third party. Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of hotel operating expenses, including a 3% base management fee and rent under the lease. Annual rent payable by us under the lease is calculated as 75% of the sum of the net profit of the hotel (hotel revenues less hotel operating expenses, including the 3% base management fee), less capital expenditures made during the lease year.

(6) As described in note 2 above, we removed 20 hotels from the InterContinental agreement and converted them to Wyndham brands and management effective August 1, 2012. On November 1, 2012, we acquired the Hotel 71, a full service hotel in Chicago, IL for $85,000, excluding closing costs, and added it to this agreement. We plan to convert this hotel to the "Wyndham Grand Riverfront" and upon completion of a planned renovation, the property will consist of 348 hotel rooms managed by Wyndham and 48 vacation units leased to Wyndham Vacation Resorts, Inc., a subsidiary of Wyndham Worldwide Corporation. Upon completion of the November 1, 2012 purchase our annual minimum return under this agreement increased by $5,800 and it will increase further as we fund purchases of improvements to the Chicago hotel. The lease with Wyndham Vacation Resorts, Inc. provides for annual initial rent to us of $1,000 plus annual escalation of 3% per annum.

(7) The minimum rent amount presented for our TA No. 1 lease includes approximately $5,126 of ground rent paid by TA for properties we lease and sublease to TA.

(8) We define coverage as combined total property level revenues minus all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta No. 1 and Sonesta No. 2 agreements include data for periods prior to our ownership for certain hotels and coverage amounts for our Sonesta No. 1 and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. See page 31 for further information regarding the calculation of minimum return and minimum rent coverage amounts.

(9) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended September 30, 2012 over the comparable year earlier periods. RevPar amounts for our Sonesta No. 1 and Sonesta No. 2 agreements include data for periods prior to our ownership of certain hotels and amounts for our Sonesta No. 1 and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Bruce M. Gans, M.D.
Independent Trustee

William A. Lamkin
Independent Trustee

John L. Harrington
Independent Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President of Investor Relations, at
(617) 796-8232 or tbonang@hptreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Baird
David Loeb
(414) 765-7063

Janney Montgomery Scott
Daniel Donlan
(215) 665-6476

Keefe, Bruyette & Woods
Smedes Rose
(212) 887-3696

MLV & Co.
Ryan Meliker
(212) 542-5872

RBC
Wes Golladay
(440) 715-2650

Stifel Nicolaus
Rod Petrik
(410) 454-4131

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrein
(704) 715-8455

Rating Agencies

Moody's Investors Service
Maria Maslovsky
(212) 553-4831

Standard & Poor's
Beth Campbell
(212) 438-2415

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIAL INFORMATION

Courtyard by Marriott, Camarillo, CA.
Guest Rooms: 130.

KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Shares Outstanding:					
Common shares outstanding (at end of period)	123,637	123,563	123,555	123,522	123,522
Weighted average common shares outstanding - basic and diluted [1]	123,577	123,560	123,523	123,522	123,465
Common Share Data:					
Price at end of period	$ 23.78	$ 24.77	$ 26.47	$ 22.98	$ 21.23
High during period	$ 25.39	$ 27.99	$ 26.71	$ 24.65	$ 25.74
Low during period	$ 23.00	$ 22.01	$ 22.89	$ 19.22	$ 19.00
Annualized dividends declared per share during the period [2]	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.80
Annualized dividend yield (at end of period)	7.6%	7.3%	6.8%	7.8%	8.5%
Annualized Normalized FFO multiple (at end of period) [3]	8.0x	8.2x	8.5x	7.3x	6.7x
Selected Balance Sheet Data:					
Total assets	$ 5,372,932	$ 5,362,979	$ 5,478,024	$ 5,133,573	$ 5,111,069
Total liabilities	$ 2,597,935	$ 2,419,068	$ 2,502,504	$ 2,334,271	$ 2,288,777
Gross book value of real estate	$ 6,597,472	$ 6,500,967	$ 6,414,776	$ 6,240,681	$ 6,072,715
Total debt / gross book value of real estate	36.4%	33.8%	35.8%	33.9%	34.3%
Market Capitalization:					
Total debt (book value)	$ 2,401,865	$ 2,196,312	$ 2,296,753	$ 2,115,714	$ 2,080,988
Plus: market value of preferred shares (at end of period)	483,140	635,585	610,996	404,566	399,770
Plus: market value of common shares (at end of period)	2,940,088	3,060,656	3,270,501	2,838,536	2,622,372
Total market capitalization	$ 5,825,093	$ 5,892,553	$ 6,178,250	$ 5,358,816	$ 5,103,130
Total debt / total market capitalization	41.2%	37.3%	37.2%	39.5%	40.8%
Book Capitalization:					
Total debt	$ 2,401,865	$ 2,196,312	$ 2,296,753	$ 2,115,714	$ 2,080,988
Plus: total shareholders' equity	2,774,997	2,943,911	2,975,520	2,799,302	2,822,292
Total book capitalization	$ 5,176,862	$ 5,140,223	$ 5,272,273	$ 4,915,016	$ 4,903,280
Total debt / total book capitalization	46.4%	42.7%	43.6%	43.0%	42.4%

(1)   We had no outstanding dilutive common share equivalents during the periods presented.

(2)   On October 9, 2012, we declared a quarterly common dividend of $0.47 per share ($1.88 per year) payable on November 21, 2012 to holders of record on October 22, 2012.

(3)   See Exhibit B for the calculation of funds from operations, or FFO, and normalized funds from operations, or Normalized FFO, and for a reconciliation of those amounts to net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP.

KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Selected Income Statement Data:					
Total revenues	$ 330,068	$ 343,183	$ 301,420	$ 295,851	$ 318,689
Adjusted EBITDA [1]	$ 136,316	$ 139,869	$ 142,297	$ 138,490	$ 139,639
Net income available for common shareholders	$ 29,480	$ 26,964	$ 28,816	$ 30,748	$ 40,061
Normalized FFO available for common shareholders [2]	$ 91,487	$ 92,998	$ 96,381	$ 96,779	$ 98,035
Common distributions declared	$ 55,637	$ 55,603	$ 55,600	$ 55,585	$ 55,585
Per Share Data:					
Net income available for common shareholders	$ 0.24	$ 0.22	$ 0.23	$ 0.25	$ 0.32
Normalized FFO available for common shareholders [2]	$ 0.74	$ 0.75	$ 0.78	$ 0.78	$ 0.79
Common distributions declared [3]	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45
Normalized FFO payout ratio [2]	60.8%	59.8%	57.7%	57.4%	56.7%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	3.9x	4.3x	4.2x	4.1x	4.2x
Adjusted EBITDA [1] / interest expense and preferred distributions	3.0x	3.2x	3.1x	3.3x	3.4x
Total Debt / Annualized Adjusted EBITDA [1]	4.4x	3.9x	4.0x	3.8x	3.7x

(1)   See Exhibit A for the calculation of EBITDA and Adjusted EBITDA and for a reconciliation of these amounts to net income determined in accordance with GAAP.

(2)   See Exhibit B for the calculation of FFO and Normalized FFO and for a reconciliation of those amounts to net income available for common shareholders determined in accordance with GAAP.

(3)   On October 9, 2012, we declared a quarterly common dividend of $0.47 per share ($1.88 per year) payable on November 21, 2012 to holders of record on October 22, 2012.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except share data)



	As of September 30, 2012	As of December 31, 2011
ASSETS		
Real estate properties, at cost		
Land	$ 1,412,945	$ 1,360,773
Buildings, improvements and equipment	5,184,527	4,879,908
	6,597,472	6,240,681
Accumulated depreciation	(1,501,592)	(1,367,868)
	5,095,880	4,872,813
Property held for sale	-	18,440
Cash and cash equivalents	17,124	8,303
Restricted cash (FF&E reserve escrow)	38,919	50,196
Other assets, net	221,009	183,821
	$ 5,372,932	$ 5,133,573
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ -	$ 149,000
Unsecured term loan	400,000	-
Senior notes, net of discounts	1,993,387	1,887,891
Convertible senior notes, net of discounts	8,478	78,823
Security deposits	88,952	106,422
Accounts payable and other liabilities	88,100	103,668
Due to related persons	12,354	3,713
Dividends payable	6,664	4,754
Total liabilities	2,597,935	2,334,271
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value;		
100,000,000 shares authorized:		
Series B preferred shares; 8 7/8% cumulative redeemable; zero and 3,450,000 shares issued and outstanding, respectively, aggregate liquidation preference zero and $86,250, respectively	-	83,306
Series C preferred shares; 7% cumulative redeemable; 6,700,000 and 12,700,000 shares issued and outstanding, respectively, aggregate liquidation preference $167,500 and $317,500, respectively	161,873	306,833
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 and zero shares issued and outstanding, respectively, aggregate liquidation preference $290,000 and zero, respectively	280,107	-
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 123,563,407 and 123,521,535 shares issued and outstanding, respectively	1,236	1,235
Additional paid in capital	3,466,066	3,463,534
Cumulative net income	2,350,261	2,232,953
Cumulative other comprehensive income	4,455	1,605
Cumulative preferred distributions	(245,329)	(213,281)
Cumulative common distributions	(3,243,672)	(3,076,883)
Total shareholders' equity	2,774,997	2,799,302
	$ 5,372,932	$ 5,133,573

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Revenues:				
Hotel operating revenues [1]	$ 251,722	$ 242,995	$ 741,775	$ 670,867
Rental income [1]	73,915	72,305	220,863	230,078
FF&E reserve income [2]	4,431	3,389	12,033	13,537
Total revenues	330,068	318,689	974,671	914,482
Expenses:				
Hotel operating expenses [1]	184,566	168,278	527,806	450,845
Depreciation and amortization	66,566	57,106	192,206	171,050
General and administrative	10,336	11,292	32,333	30,746
Acquisition related costs [3]	84	387	1,648	1,150
Loss on asset impairment [4]	-	-	889	7,263
Total expenses	261,552	237,063	754,882	661,054
Operating income	68,516	81,626	219,789	253,428
Interest income	116	11	233	54
Interest expense (including amortization of deferred financing costs and debt discounts of $1,694, $1,614, $4,648 and $4,623, respectively)	(34,854)	(33,513)	(101,660)	(100,183)
Gain on sale of real estate [5]	10,602	-	10,602	-
Equity in earnings of an investee	115	28	236	111
Income before income taxes	44,495	48,152	129,200	153,410
Income tax benefit (expense)	163	(621)	(3,908)	(1,188)
Net income	44,658	47,531	125,292	152,222
Excess of liquidation preference over carrying value of preferred shares redeemed [6]	(5,040)	-	(7,984)	-
Preferred distributions	(10,138)	(7,470)	(32,048)	(22,410)
Net income available for common shareholders	$ 29,480	$ 40,061	$ 85,260	$ 129,812
Weighted average common shares outstanding	123,577	123,465	123,553	123,453
Basic and diluted net income per common share:				
Net income available for common shareholders	$ 0.24	$ 0.32	$ 0.69	$ 1.05

See Notes to Condensed Consolidated Statements of Income on page 16.



NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)

(1)   At September 30, 2012, we owned or leased 287 hotels; 231 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies, one hotel is leased by one of our TRSs from a third party and managed by a hotel operating company and 55 are leased to third parties. At September 30, 2012, we also owned 185 travel centers that are leased to a travel center operating company under two lease agreements. Our Condensed Consolidated Statements of Income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotel portfolios had net operating results that were, in the aggregate, $20,300 and $6,653, less than the minimum returns due to us in the three months ended September 30, 2012 and 2011, respectively, and $46,697 and $37,875 less than the minimum returns due to us in the nine months ended September 30, 2012 and 2011, respectively. When the shortfalls are funded by the managers of these hotels under the terms of our operating agreements, we reflect such fundings (including security deposit applications) in our Condensed Consolidated Statements of Income as a reduction of hotel operating expenses. The reduction to operating expenses was $12,791 and $6,653 in the three months ended September 30, 2012 and 2011, respectively, and $30,483 and $37,875 in the nine months ended September 30, 2012 and 2011, respectively. We had $9,840 and $16,210 of shortfalls not funded by managers during the three and nine months ended September 30, 2012, respectively, which represents the unguaranteed portion of our minimum returns from Marriott and from Sonesta.

(2)   Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(3)   Represents costs associated with our hotel acquisition activities.

(4)   We recorded an $889, or $0.01 per share, loss on asset impairment in the first quarter of 2012 in connection with our decision to remove 20 Marriott branded hotels from held for sale status. We recorded a $7,263, or $0.06 per share, loss on asset impairment in the second quarter of 2011 in connection with our consideration of selling certain InterContinental

(5)   We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of our Marriott hotel in St. Louis, MO and our Staybridge Suites hotels in Auburn Hills, MI and Schaumburg, IL.

(6)   On February 13, 2012, we redeemed all of our outstanding Series B Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders for the three months ended March 31, 2012, by that excess amount. On September 10, 2012, we redeemed 6,000,000 of our Series C Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $5,040, or $0.04 per share, and we reduced net income available to common shareholders for the three months ended September 30, 2012, by that excess amount.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)



	For the Nine Months Ended	
	9/30/2012	9/30/2011
Cash flows from operating activities:		
Net income	$ 125,292	$ 152,222
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	192,206	171,050
Amortization of deferred financing costs and debt discounts as interest	4,648	4,623
Straight line rental income	(243)	(3,684)
Security deposits applied to payment shortfalls	(17,493)	(27,814)
FF&E reserve income and deposits	(16,631)	(39,592)
Loss on asset impairment	889	7,263
Equity in earnings of an investee	(236)	(111)
Gain on sale of real estate	(10,602)	-
Other non-cash (income) expense, net	(482)	134
Change in assets and liabilities:		
Increase in other assets	(5,679)	(3,546)
Decrease in accounts payable and other liabilities	(15,354)	(20,413)
Increase in due to related persons	8,347	8,596
Cash provided by operating activities	264,662	248,728
Cash flows from investing activities:		
Real estate acquisitions	(150,500)	-
Real estate improvements	(195,089)	(45,614)
FF&E reserve fundings	(67,652)	(11,425)
Net proceeds from sale of real estate	34,204	6,905
Investment in TravelCenters of America common shares	-	(5,690)
Increase in security deposits	-	37,000
Cash used in investing activities	(379,037)	(18,824)
Cash flows from financing activities:		
Proceeds from issuance of preferred shares, net	280,107	-
Proceeds from unsecured term loan	400,000	-
Proceeds from issuance of senior notes, net of discount	491,975	-
Redemption of preferred shares	(236,250)	-
Repayment of senior notes	(387,829)	-
Repurchase of convertible senior notes	(70,576)	-
Repayment of mortgage note	-	(3,383)
Borrowings under revolving credit facility	378,000	200,000
Repayments of revolving credit facility	(527,000)	(229,000)
Deferred financing costs incurred	(6,394)	(6,852)
Distributions to preferred shareholders	(32,048)	(22,410)
Distributions to common shareholders	(166,789)	(166,654)
Cash provided by (used in) financing activities	123,196	(228,299)
Increase in cash and cash equivalents	8,821	1,605
Cash and cash equivalents at beginning of period	8,303	4,882
Cash and cash equivalents at end of period	$ 17,124	$ 6,487
Supplemental cash flow information:		
Cash paid for interest	$ 120,153	$ 117,958
Cash paid for income taxes	1,535	1,354
Non-cash investing activities:		
Property managers' deposits in FF&E reserve	$ 17,452	$ 42,497
Property managers' purchases with FF&E reserve	(101,381)	(92,795)
Non-cash financing activities:		
Issuance of common shares	$ 2,533	$ 1,366

SEGMENT INFORMATION

(in thousands)



For the Three Months Ended September 30, 2012

	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 251,722	$ -	$ -	$ 251,722
Rental income	22,198	51,717	-	73,915
FF&E reserve income	4,431	-	-	4,431
Total revenues	278,351	51,717	-	330,068
Hotel operating expenses	184,566	-	-	184,566
Depreciation and amortization	44,682	21,884	-	66,566
General and administrative	-		10,336	10,336
Acquisition related costs	84	-	-	84
Total expenses	229,332	21,884	10,336	261,552
Operating income (loss)	49,019	29,833	(10,336)	68,516
Interest income	-	-	116	116
Interest expense	-	-	(34,854)	(34,854)
Gain on sale of real estate	10,602	-	-	10,602
Equity in earnings of an investee	-	-	115	115
Income (loss) before income taxes	59,621	29,833	(44,959)	44,495
Income tax benefit	-	-	163	163
Net income (loss)	$ 59,621	$ 29,833	$ (44,796)	$ 44,658

For the Nine Months Ended September 30, 2012

	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 741,775	$ -	$ -	$ 741,775
Rental income	66,237	154,626	-	220,863
FF&E reserve income	12,033	-	-	12,033
Total revenues	820,045	154,626	-	974,671
Hotel operating expenses	527,806	-	-	527,806
Depreciation and amortization expense	127,244	64,962	-	192,206
General and administrative expense	-	-	32,333	32,333
Acquisition related costs	1,648	-	-	1,648
Loss on asset impairment	889	-	-	889
Total expenses	657,587	64,962	32,333	754,882
Operating income (loss)	162,458	89,664	(32,333)	219,789
Interest income	-	-	233	233
Interest expense	-	-	(101,660)	(101,660)
Gain on sale of real estate	10,602	-	-	10,602
Equity in earnings of an investee	-	-	236	236
Income (loss) before income taxes	173,060	89,664	(133,524)	129,200
Income tax expense	-	-	(3,908)	(3,908)
Net income (loss)	$ 173,060	$ 89,664	$ (137,432)	$ 125,292

As of September 30, 2012

	Hotels	Travel Centers	Corporate	Consolidated
Total assets	$ 3,144,935	$ 2,188,857	$ 39,140	$ 5,372,932



SEGMENT INFORMATION

(in thousands)

For the Three Months Ended September 30, 2011

	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 242,995	$ -	$ -	$ 242,995
Rental income	21,708	50,597	-	72,305
FF&E reserve income	3,389	-	-	3,389
Total revenues	268,092	50,597	-	318,689
Hotel operating expenses	168,278	-	-	168,278
Depreciation and amortization	36,421	20,685	-	57,106
General and administrative	-	-	11,292	11,292
Acquisition related costs	387	-	-	387
Total expenses	205,086	20,685	11,292	237,063
Operating income (loss)	63,006	29,912	(11,292)	81,626
Interest income	-	-	11	11
Interest expense	-	-	(33,513)	(33,513)
Equity in earnings of an investee	-	-	28	28
Income (loss) before income taxes	63,006	29,912	(44,766)	48,152
Income tax expense	-	-	(621)	(621)
Net income (loss)	$ 63,006	$ 29,912	$ (45,387)	$ 47,531

For the Nine Months Ended September 30, 2011

	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 670,867	$ -	$ -	$ 670,867
Rental income	79,395	150,683	-	230,078
FF&E reserve income	13,537	-	-	13,537
Total revenues	763,799	150,683	-	914,482
Hotel operating expenses	450,845	-	-	450,845
Depreciation and amortization expense	110,222	60,828	-	171,050
General and administrative expense	-	-	30,746	30,746
Acquisition related costs	1,150	-	-	1,150
Loss on asset impairment	7,263	-	-	7,263
Total expenses	569,480	60,828	30,746	661,054
Operating income (loss)	194,319	89,855	(30,746)	253,428
Interest income	-	-	54	54
Interest expense	-	-	(100,183)	(100,183)
Equity in earnings of an investee	-	-	111	111
Income (loss) before income taxes	194,319	89,855	(130,764)	153,410
Income tax expense	-	-	(1,188)	(1,188)
Net income (loss)	$ 194,319	$ 89,855	$ (131,952)	$ 152,222

As of December 31, 2011

	Hotels	Travel Centers	Corporate	Consolidated
Total assets	$ 2,905,065	$ 2,202,199	$ 26,309	$ 5,133,573

DEBT SUMMARY AS OF SEPTEMBER 30, 2012

(dollars in thousands)



	Interest Rate	Principal Balance	Maturity Date	Years to Maturity
Unsecured Debt:				
Unsecured Floating Rate Debt:				
Unsecured revolving credit facility [1]	-	-	09/07/15	2.9
Unsecured term loan [2]	1.680%	400,000	03/13/17	4.5
	1.680%	$ 400,000		4.5
Unsecured Fixed Rate Debt:				
Senior notes due 2014	7.875%	300,000	08/15/14	1.9
Senior notes due 2015	5.125%	280,000	02/15/15	2.4
Senior notes due 2016	6.300%	275,000	06/15/16	3.7
Senior notes due 2017	5.625%	300,000	03/15/17	4.5
Senior notes due 2018	6.700%	350,000	01/15/18	5.3
Senior notes due 2022	5.000%	500,000	08/15/22	9.9
Convertible senior notes due 2027	3.800%	8,478	03/15/27 [3]	14.5
Total / weighted average unsecured fixed rate debt	6.007%	$ 2,013,478		5.2
Weighted average unsecured floating rate debt / total	1.680%	400,000		4.5
Weighted average unsecured fixed rate debt / total	6.007%	2,013,478		5.2
Weighted average debt / total	5.290%	$ 2,413,478		5.1

(1) We had no amounts outstanding on our $750,000 unsecured revolving credit facility at September 30, 2012. Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus 130 basis points. We also pay a facility fee of 30 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate spread and facility fee are subject to adjustment based upon changes to our credit ratings. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to September 7, 2016.

(2) On March 12, 2012, we entered into a five year $400,000 unsecured term loan. The loan bears interest at LIBOR plus 145 basis points, subject to adjustment based on changes to our credit ratings; the interest rate listed above is as of September 30, 2012. We may prepay the term loan without penalty at any time.

(3) On March 20, 2012, we repurchased $70,576 of our 3.8% convertible senior notes due 2027 which were tendered by the holders thereof for repurchase by us. The convertible senior notes that remain outstanding are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.



DEBT MATURITY SCHEDULE AS OF SEPTEMBER 30, 2012

(dollars in thousands)

Year	Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt		Total	
2012	$	-	$	-	$	-
2013		-		-		-
2014		-		300,000		300,000
2015		- [1]		280,000		280,000
2016		-		275,000		275,000
2017		400,000 [2]		300,000		700,000
2018		-		350,000		350,000
2022		-		500,000		500,000
2027		-		8,478 [3]		8,478
	$	400,000	$	2,013,478	$	2,413,478

(1) We had no amounts outstanding on our $750,000 unsecured revolving credit facility at September 30, 2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date by one year to September 7, 2016.

(2) On March 12, 2012, we entered into a five year $400,000 unsecured term loan. We may prepay the term loan without penalty at any time.

(3) On March 20, 2012, we repurchased $70,576 of our 3.8% convertible senior notes due 2027 which were tendered by the holders thereof for repurchase by us. The convertible senior notes that remain outstanding are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Leverage Ratios:					
Total debt / total assets	44.7%	41.0%	41.9%	41.2%	40.7%
Total debt / gross book value of real estate	36.4%	33.8%	35.8%	33.9%	34.3%
Total debt / total market capitalization	41.2%	37.3%	37.2%	39.5%	40.8%
Total debt / total book capitalization	46.4%	42.7%	43.6%	43.0%	42.4%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Variable rate debt / total debt	16.7%	18.2%	17.4%	7.0%	5.5%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	3.9x	4.3x	4.2x	4.1x	4.2x
Adjusted EBITDA [1] / interest expense and preferred distributions	3.0x	3.2x	3.1x	3.3x	3.4x
Total debt / annualized Adjusted EBITDA [1]	4.4x	3.9x	4.0x	3.8x	3.7x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	34.1%	31.3%	32.4%	31.5%	31.4%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.90x	4.32x	4.05x	4.05x	4.07x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	293.0%	319.7%	308.3%	317.1%	318.6%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and for a reconciliation of these amounts to net income determined in accordance with GAAP.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets and acquisition costs less impairment writedowns and exclude depreciation and amortization. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges. Debt service excludes non-cash interest related to our convertible senior notes.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

		For the Three Months Ended							
		9/30/2012		6/30/2012		3/31/2012		12/31/2011	9/30/2011
FF&E reserves (beginning of period)	$	47,467	$	59,644	$	50,196	$	41,747	$ 51,686
Manager deposits		1,177		9,142		12,133		8,337	15,229
HPT fundings [2]:									
Marriott No. 1		254		152		102		8,116	4,890
Marriott No. 234		19,300		14,800		25,400		5,000	-
Carlson [3]		7,644		-		-		-	-
Hotel improvements		(36,923)		(36,271)		(28,187)		(13,004)	(30,058)
FF&E reserves (end of period)	$	38,919	$	47,467	$	59,644	$	50,196	$ 41,747

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For recently built or renovated hotels, this requirement may be deferred for a period. For the period July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the InterContinental agreement. For the period January 1, 2012 through December 31, 2012 (effective May 30, 2012 retroactive to January 1, 2012), Marriott is not required to make FF&E reserve contributions under the terms of the Marriott No. 234 agreement. For the period August 1, 2012 through December 31, 2013, Wyndham is not required to make FF&E reserve contributions under the terms of the Wyndham agreement. Also, our Sonesta agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.

(3) In 2008, we sold a hotel that was included in our agreement with Carlson Hotels Worldwide, or Carlson, for net proceeds of $7,644. In lieu of a decrease in the annual minimum return under the agreement when this hotel was sold, the net proceeds were to be used to fund the acquisition of a replacement hotel for the portfolio. We subsequently agreed that the net proceeds were instead to be used to fund certain improvements to the remaining hotels in the agreement and we transferred the net sales proceeds to the Carlson FF&E reserve account in the third quarter of 2012.



ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2012

(dollars in thousands)

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [2]	Average Purchase Price per Room / Suite
1/31/12	1	Royal Sonesta	Cambridge, MA	400	Sonesta (No. 1)	$ 121,500	$ 304
1/31/12	1 [1]	Royal Sonesta	New Orleans, LA	483	Sonesta (No. 2)	29,000	60
11/1/12	1	Wyndham Grand	Chicago, IL	348 [3]	Wyndham	85,000	244
Total	3			1,231		$ 235,500	$ 191

(1) Represents the acquisition of a leasehold interest. See page 27 for further information regarding this lease.
(2) Represents cash purchase price and excludes assumed net liabilities and closing costs.
(3) Upon completion of a planned renovation, the property will consist of 348 hotel rooms managed by Wyndham and 48 vacation units leased to Wyndham Vacation Resorts, Inc.

DISPOSITIONS:

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Former Operating Agreement	Sales Price [1]	Average Sales Price per Room / Suite
7/12/12	1	Marriott	St. Louis, MO	601	Marriott No. 234	$ 29,250	$ 49
8/24/12	1	Staybridge Suites	Schaumburg, IL	112	InterContinental	2,060	18
8/29/12	1	Staybridge Suites	Auburn Hills, MI	118	InterContinental	3,510	30
Total	3			831		$ 34,820	$ 42

(1) Represents cash contract sales price and excludes closing costs.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION







Hyatt Place, College Park, GA.
Guest Rooms: 123.



SUMMARY OF OPERATING AGREEMENTS

(as of September 30, 2012)
(dollars in thousands)

Operating Agreement	Marriott (No. 1)	Marriott (No. 234)	Marriott (No. 5)	InterContinental	Hyatt	Carlson
Number of Properties	53	68 [1]	1	91 [2]	22	11
Number of Rooms / Suites	7,610	9,145	356	13,517	2,724	2,096
Property Brands	Courtyard by Marriott®	Marriott® / Residence Inn by Marriott® / Courtyard by Marriott® / TownePlace Suites by Marriott® / SpringHill Suites by Marriott®	Marriott®	Staybridge Suites® / Candlewood Suites® / InterContinental® / Crowne Plaza® / Holiday Inn®	Hyatt Place®	Radisson Hotels & Resorts® / Park Plaza® Hotels & Resorts / Country Inn & Suites by Carlson℠
Number of States	24	24	1	30 plus Ontario and Puerto Rico	14	7
Tenant	Subsidiary of Host Hotels & Resorts	Our TRS	Subsidiary of Marriott	Our TRS and a subsidiary of InterContinental	Our TRS	Our TRS
Manager	Subsidiary of Marriott	Subsidiaries of Marriott	Subsidiary of Marriott	Subsidiaries of InterContinental	Subsidiary of Hyatt	Subsidiary of Carlson
Investment [3]	$677,456	$937,990	$90,078	$1,319,092	$301,942	$209,895
End of Current Term	2012	2025	2019	2036	2030	2030
Renewal Options [4]	3 for 12 years each [5]	2 for 10 years each	4 for 15 years each	2 for 15 years each	2 for 15 years each	2 for 15 years each
Annual Minimum Return / Minimum Rent [6]	$67,607	$100,622	$9,749 [7]	$131,654	$22,037	$12,920
Additional Return	--	62.5% of excess cash flow [8]	--	$14,423; 50% of excess cash flow [9]	50% of cash flow in excess of minimum return [10]	50% of cash flow in excess of minimum return [10]
Percentage Rent	5% of revenues above 1994/95 revenues [11]	--	--	--	--	--
Security Deposit	$50,540	-- [12]	--	$38,327 [13]	--	--
Other Security Features	HPT controlled lockbox with minimum balance maintenance requirement; tenant minimum net worth requirement	Limited guaranty provided by Marriott [14]	Marriott guaranty	--	Limited guaranty provided by Hyatt; parent minimum net worth requirement [15]	Limited guaranty provided by Carlson; parent minimum net worth requirement [16]

See Notes to Summary of Operating Agreements on page 28.



SUMMARY OF OPERATING AGREEMENTS

(as of September 30, 2012)
(dollars in thousands)

Operating Agreement	Sonesta (No. 1) [17]	Sonesta (No. 2) [18]	Wyndham [19]	TA (No. 1)	TA (No. 2)	Total / Range / Average (all investments)
Number of Properties	20	1	20	145	40	472
Number of Rooms / Suites	3,701	483	3,052	--	--	42,684
Property Brands	Royal Sonesta® / Sonesta / Sonesta ES Suites	Royal Sonesta®	Hawthorn Suites / Wyndham Hotels and Resorts	TravelCenters of America®	Petro Stopping Centers®	21 Brands
Number of States	12	1	13	39	25	44 plus Ontario and Puerto Rico
Tenant	Our TRS	Our TRS	Our TRS	Subsidiary of TA	Subsidiary of TA	5 Tenants
Manager	Subsidiary of Sonesta	Subsidiary of Sonesta	Subsidiary of Wyndham	TA	TA	7 Managers
Investment [3]	$483,234	$31,387	$146,971	$1,931,320	$739,397	$6,868,762
End of Current Term	2037	2024	2037	2022	2024	2012-2037
Renewal Options [4]	2 for 15 years each	N/A	2 for 15 years each	N/A	2 for 15 years each	--
Annual Minimum Return / Minimum Rent	$36,476 [20]	$2,605 [21]	$9,681	$152,362 [6][22]	$57,041 [6]	$602,754
Additional Return	80% of cash flow in excess of minimum return [23]	-- [21]	50% of excess cash flow [24]	--	--	$14,423
Percentage Rent	--	--	--	3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues [11]	3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues [11]	--
Security Deposit	--	--	--	--	--	$88,867
Other Security Features	--	--	Limited guaranty provided by Wyndham [25]	TA guaranty [26]	TA guaranty [26]	--

See Notes to Summary of Operating Agreements on page 28.



HPT

NOTES TO SUMMARY OF OPERATING AGREEMENTS

(1) In July 2012, we completed the sale of our Marriott branded hotel in St. Louis, MO for net proceeds of $28,850. In August 2012, two hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. Our annual minimum returns due under this agreement decreased by an aggregate of $3,587 as a result of removing or selling these three hotels. The information in this table related to our Marriott No. 234 agreement excludes these three hotels.

(2) During the second and third quarters of 2012, 17 hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. On August 1, 2012, 20 hotels were removed from this agreement and converted to Wyndham brands and management. In August 2012, two hotels were removed from this agreement and we sold them to affiliates of RMR. Our annual minimum returns under this agreement decreased by an aggregate of $34,990 as a result of removing these 39 hotels. The information provided in this table related to our InterContinental agreement excludes these 39 hotels.

(3) Represents historical cost of properties plus capital improvements funded by us and includes impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(4) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(5) In November 2010, Host Hotels & Resorts, Inc., or Host, notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease the hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott; this management agreement with Marriott expires in 2024. The renewal options presented are Marriott's options related to its management agreement.

(6) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are partially or wholly subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(7) The rent payable to us under the lease is subject to annual adjustment based in part upon changes in the consumer price index.

(8) This management agreement provides for payment to us of 62.5% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment of the security deposit.

(9) This management agreement provides for an annual additional return payment to us of the amount stated to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. The stated amounts of additional return is not guaranteed or secured by deposits.

(10) This management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the FF&E reserve, payment of our minimum return and reimbursement to the managers of working capital and guaranty advances, if any.

(11) This lease agreement provides for payment to us of percentage rent based on increases in total sales over base year levels.

(12) The original amount of this security deposit was $64,700. As of September 30, 2012, we have fully exhausted this security deposit covering shortfalls in the payments of our minimum return. This security deposit may be replenished from future cash flows from these hotels.

(13) The original amount of this security deposit was $73,872. As of September 30, 2012, we have applied $35,545 of the security deposit to cover deficiencies in the minimum returns and rent paid by InterContinental for this agreement. As of September 30, 2012, the balance of this security deposit was $38,327. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels.

(14) As of September 30, 2012, the available Marriott guaranty was $30,873.

(15) As of September 30, 2012, the available Hyatt Hotels Corporation guaranty was $18,141.

(16) As of September 30, 2012, the available Carlson guaranty was $24,130.

(17) As described in notes 1 and 2 above, 19 hotels were added to this portfolio in the second and third quarters of 2012.

(18) Represents the Royal Sonesta Hotel New Orleans in New Orleans, LA. Our TRS leases this hotel from a third party.

(19) As described in note 2 above, we removed 20 hotels from the InterContinental agreement and converted them to Wyndham brands and management effective August 1, 2012. On November 1, 2012, we acquired the Hotel 71, a full service hotel in Chicago, IL for $85,000, excluding closing costs, and added it to this agreement. We plan to convert this hotel to the "Wyndham Grand Riverfront" and upon completion of a planned renovation, the property will consist of 348 hotel rooms managed by Wyndham and 48 vacation units leased to Wyndham Vacation Resorts, Inc., a subsidiary of Wyndham Worldwide Corporation. Upon completion of the November 1, 2012 purchase our annual minimum return under this agreement increased by $5,800 and it will increase further as we fund purchases of improvements to the Chicago hotel. The lease with Wyndham Vacation Resorts, Inc. provides for annual initial rent to us of $1,000 plus annual escalation of 3% per annum.

(20) Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of operating expenses, including certain management fees. We have no guarantee or security deposit from Sonesta.

(21) Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of operating expenses, including a 3% base management fee and rent under the lease. Annual rent payable by us under the lease is calculated as 75% of the sum of the net profit of the hotel (hotel revenues less hotel operating expenses, including the 3% base management fee), less capital expenditures made during the lease year.

(22) The minimum rent amount presented for our TA No. 1 lease includes approximately $5,126 of ground rent paid by TA for properties we lease and sublease to TA.

(23) This management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, a base management fee to Sonesta, our minimum returns and reimbursement of operating loss or working capital advances, if any.

(24) This management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, payment of certain management fees and reimbursement of any guaranty advances.

(25) As of September 30, 2012, the available Wyndham guaranty was $16,453. This guarantee was increased from $20,000 to $29,000 upon closing of the Chicago hotel acquisition described in note 19 above.



PORTFOLIO BY OPERATING AGREEMENT, MANAGER AND BRAND
(as of September 30, 2012)
(dollars in thousands)

	Number of Properties	Percent of Number of Properties	Number of Rooms / Suites	Percent of Number of Rooms / Suites	Investment [1]	Percent of Investment	Investment per Room / Suite	Annual Minimum Return / Rent	Percent of Minimum Return / Rent
By Operating Agreement:									
Marriott (no. 1)	53	11%	7,610	18%	$ 677,456	10%	$ 89	$ 67,607	11%
Marriott (no. 234) [2]	68	15%	9,145	21%	937,990	13%	103	100,622	17%
Marriott (no. 5)	1	-	356	1%	90,078	1%	253	9,749	2%
InterContinental [3]	91	19%	13,517	32%	1,319,092	20%	98	131,654	22%
Sonesta (no. 1) [4]	20	5%	3,701	9%	483,234	8%	131	36,476	6%
Sonesta (no. 2) [5]	1	0%	483	1%	31,387	0%	65	2,605	0%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	4%
Carlson	11	2%	2,096	5%	209,895	3%	100	12,920	2%
Wyndham [6]	20	4%	3,052	7%	146,971	2%	48	9,681	2%
TA (no. 1) [7]	145	31%	N/A	N/A	1,931,320	28%	N/A	152,362	25%
TA (no. 2)	40	8%	N/A	N/A	739,397	11%	N/A	57,041	9%
Total	472	100%	42,684	100%	$ 6,868,762	100%	$ 98	$ 602,754	100%
By Manager:									
Marriott International [2]	122	26%	17,111	40%	$ 1,705,524	24%	$ 100	$ 177,978	30%
InterContinental [3]	91	19%	13,517	32%	1,319,092	20%	98	131,654	22%
Sonesta [4][5]	21	5%	4,184	10%	514,621	8%	123	39,081	6%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	4%
Carlson	11	2%	2,096	5%	209,895	3%	100	12,920	2%
Wyndham [6]	20	4%	3,052	7%	146,971	2%	48	9,681	2%
TA [7]	185	39%	N/A	N/A	2,670,717	39%	N/A	209,403	34%
Total	472	100%	42,684	100%	$ 6,868,762	100%	$ 98	$ 602,754	100%
By Brand:									
Candlewood Suites®	61	13%	7,552	18%	$ 558,341	8%	$ 74		
Country Inn & Suites by Carlson℠	5	1%	753	2%	78,528	1%	104		
Courtyard by Marriott®	71	15%	10,281	24%	946,009	14%	92		
Crowne Plaza®	6	1%	2,346	5%	240,049	4%	102		
Hawthorn Suites®	16	3%	1,782	4%	71,395	1%	40		
Holiday Inn®	2	0%	454	1%	24,052	0%	53		
Hyatt Place™	22	5%	2,724	6%	301,942	4%	111		
InterContinental®	3	1%	799	2%	189,963	3%	238		
Marriott Hotels®	2	0%	748	2%	130,209	2%	174		
Park Plaza® Hotels & Resorts	1	0%	209	0%	11,737	0%	56		
Radisson Hotels & Resorts®	5	1%	1,134	3%	119,630	2%	105		
Residence Inn by Marriott®	35	8%	4,487	11%	506,731	7%	113		
Royal Sonesta®	4	1%	1,563	4%	266,724	4%	171		
Sonesta®	2	0%	785	2%	70,432	1%	90		
Sonesta ES Suites®	15	4%	1,836	4%	177,465	3%	97		
SpringHill Suites by Marriott®	2	0%	264	1%	22,726	0%	86		
Staybridge Suites®	19	4%	2,366	5%	306,687	5%	130		
TownePlace Suites by Marriott®	12	3%	1,331	3%	99,849	1%	75		
Wyndham Hotels and Resorts®	4	1%	1,270	3%	75,576	1%	60		
TravelCenters of America®	145	31%	N/A	N/A	1,931,320	28%	N/A		
Petro Stopping Centers®	40	8%	N/A	N/A	739,397	11%	N/A		
Total	472	100%	42,684	100%	$ 6,868,762	100%	$ 98		

(1) Represents historical cost of properties plus capital improvements funded by us and includes impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(2) In July 2012, we completed the sale of our Marriott branded hotel in St. Louis, MO for net proceeds of $28,850. In August 2012, two hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. Our annual minimum returns due under this agreement decreased by an aggregate of $3,587 as a result of removing or selling these three hotels. The information in this table related to our Marriott No. 234 agreement excludes these three hotels.

(3) During the second and third quarters of 2012, 17 hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. On August 1, 2012, 20 hotels were removed from this agreement and converted to Wyndham brands and management. In August 2012, two hotels were removed from this agreement and we sold them to affiliates of RMR. Our annual minimum returns under this agreement decreased by an aggregate of $34,990 as a result of removing these 39 hotels. The information provided in this table related to our InterContinental agreement excludes these 39 hotels.

(4) Payment to us of our minimum return under this agreement is subject to available cash flow after payment of hotel operating expenses, including certain management fees. As described in notes 2 and 3 above, 19 hotels were added to this portfolio in the second and third quarters of 2012.

(5) Represents the Royal Sonesta Hotel New Orleans in New Orleans, LA. We lease this hotel from a third party. Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of operating expenses, including a 3% base management fee and rent under the lease. Annual rent payable by us under the lease is calculated as 75% of the sum of the net profit of the hotel (hotel revenues less hotel operating expenses, including the 3% base management fee), less capital expenditures made during the lease year.

(6) As described in note 3 above, we removed 20 hotels from the InterContinental agreement and converted them to Wyndham brands and management effective August 1, 2012. On November 1, 2012, we acquired the Hotel 71, a full service hotel in Chicago, IL for $85,000, excluding closing costs, and added it to this agreement. We plan to convert this hotel to the "Wyndham Grand Riverfront" and upon completion of a planned renovation, the property will consist of 348 hotel rooms managed by Wyndham and 48 vacation units leased to Wyndham Vacation Resorts, Inc., a subsidiary of Wyndham Worldwide Corporation. Upon completion of the November 1, 2012 purchase our annual minimum return under this agreement increased by $5,800 and it will increase further as we fund purchases of improvements to the Chicago hotel. The lease with Wyndham Vacation Resorts, Inc. provides for annual initial rent to us of $1,000 plus annual escalation of 3% per annum.

(7) The minimum rent amount presented for our TA No. 1 lease includes approximately $5,126 of ground rent paid by TA for properties we lease and sublease to TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT
(as of September 30, 2012)

	No. of Hotels	No. of Rooms / Suites	Third Quarter [1]			Year to Date [1]		
			2012	2011	Change	2012	2011	Change
ADR								
Marriott (no. 1)	53	7,610	$ 113.76	$ 107.24	6.1%	$ 112.88	$ 107.93	4.6%
Marriott (no. 234) [2]	68	9,145	107.10	101.59	5.4%	106.41	101.63	4.7%
Marriott (no. 5)	1	356	219.88	220.44	-0.3%	216.01	215.03	0.5%
InterContinental [3]	91	13,517	90.24	83.33	8.3%	90.79	83.78	8.4%
Sonesta (no. 1) [4][6][7]	20	3,701	121.89	118.18	3.1%	122.16	117.24	4.2%
Sonesta (no. 2) [5][6]	1	483	167.53	146.76	14.2%	204.20	176.73	15.5%
Hyatt	22	2,724	91.65	86.37	6.1%	93.25	88.34	5.6%
Carlson	11	2,096	91.83	88.75	3.5%	91.35	87.82	4.0%
Wyndham [8]	20	3,052	63.04	61.66	2.2%	65.52	63.10	3.8%
All hotels	287	42,684	$ 100.95	$ 94.95	6.3%	$ 101.61	$ 95.49	6.4%
OCCUPANCY								
Marriott (no. 1)	53	7,610	73.1%	70.3%	2.8 pts	68.1%	66.3%	1.8 pts
Marriott (no. 234) [2]	68	9,145	73.9%	75.8%	-1.9 pts	69.1%	71.4%	-2.3 pts
Marriott (no. 5)	1	356	85.8%	93.5%	-7.7 pts	84.5%	88.0%	-3.5 pts
InterContinental [3]	91	13,517	75.1%	80.8%	-5.7 pts	70.1%	78.9%	-8.8 pts
Sonesta (no. 1) [4][6][7]	20	3,701	65.6%	81.1%	-15.5 pts	70.6%	74.6%	-4.0 pts
Sonesta (no. 2) [5][6]	1	483	74.2%	72.9%	1.3 pts	78.3%	77.3%	1.0 pts
Hyatt	22	2,724	78.6%	81.0%	-2.4 pts	75.7%	78.8%	-3.1 pts
Carlson	11	2,096	72.8%	70.8%	2.0 pts	68.3%	66.3%	2.0 pts
Wyndham [8]	20	3,052	62.4%	75.4%	-13.0 pts	67.5%	72.6%	-5.1 pts
All hotels	287	42,684	72.9%	77.2%	-4.3 pts	69.9%	73.8%	-3.9 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 83.16	$ 75.39	10.3%	$ 76.87	$ 71.56	7.4%
Marriott (no. 234) [2]	68	9,145	79.15	77.01	2.8%	73.53	72.56	1.3%
Marriott (no. 5)	1	356	188.66	206.11	-8.5%	182.53	189.23	-3.5%
InterContinental [3]	91	13,517	67.77	67.33	0.7%	63.64	66.10	-3.7%
Sonesta (no. 1) [4][6][7]	20	3,701	79.96	95.84	-16.6%	86.24	87.46	-1.4%
Sonesta (no. 2) [5][6]	1	483	124.31	106.99	16.2%	159.89	136.61	17.0%
Hyatt	22	2,724	72.04	69.96	3.0%	70.59	69.61	1.4%
Carlson	11	2,096	66.85	62.84	6.4%	62.39	58.22	7.2%
Wyndham [8]	20	3,052	39.34	46.49	-15.4%	44.23	45.81	-3.4%
All hotels	287	42,684	$ 73.59	$ 73.30	0.4%	$ 71.03	$ 70.47	0.8%

(1) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(2) In July 2012, we completed the sale of our Marriott branded hotel in St. Louis, MO for net proceeds of $28,850. In August 2012, two hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. The information in this table relating to our Marriott No. 234 agreement excludes these three hotels.

(3) During the second and third quarters of 2012, 17 hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. On August 1, 2012, 20 hotels were removed from this agreement and converted to Wyndham brands and management. In August 2012, we removed two hotels from this agreement and sold them to affiliates of RMR. The information provided in this table relating to our InterContinental agreement excludes these 39 hotels.

(4) As described in notes 2 and 3 above, 19 hotels were added to this portfolio in the second and third quarters of 2012.

(5) Represents the Royal Sonesta New Orleans Hotel in New Orleans, Louisiana. We lease this hotel from a third party.

(6) Includes data for periods prior to our ownership of certain hotels.

(7) Includes data for periods certain rebranded hotels were not operated by Sonesta.

(8) As described in note 3 above, we removed 20 hotels from the InterContinental agreement and converted them to Wyndham brands and management effective August 1, 2012. Includes data for periods rebranded hotels were not operated by Wyndham.

"ADR" is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.



COVERAGE BY OPERATING AGREEMENT [1]

(as of September 30, 2012)

For the Twelve Months Ended [2]

Operating Agreement	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Marriott (no. 1)	0.94x	0.88x	0.85x	0.81x	0.75x
Marriott (no. 234) [3][4]	0.84x	0.79x	0.74x	0.74x	0.70x
Marriott (no. 5)	0.40x	0.48x	0.53x	0.50x	0.46x
InterContinental [5][6]	0.84x	0.90x	0.91x	0.95x	0.91x
Sonesta (no. 1) [7][9][10]	0.63x	0.89x	0.88x	0.83x	0.79x
Sonesta (no. 2) [8][9]	2.04x	2.81x	3.02x	2.86x	2.60x
Hyatt	0.77x	0.78x	0.78x	0.81x	0.82x
Carlson	0.71x	0.70x	0.66x	0.64x	0.68x
Wyndham [11]	0.64x	1.13x	1.03x	1.00x	0.99x
TA (no. 1) [12]	1.71x	1.74x	1.70x	1.69x	1.55x
TA (no. 2) [12]	1.71x	1.72x	1.68x	1.63x	1.47x

For the Three Months Ended [2]

Operating Agreement	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Marriott (no. 1)	1.20x	1.14x	0.76x	0.72x	0.96x
Marriott (no. 234) [3][4]	1.02x	1.08x	0.55x	0.72x	0.83x
Marriott (no. 5)	0.57x	0.40x	0.37x	0.26x	0.91x
InterContinental [5][6]	0.86x	0.96x	0.75x	0.79x	1.08x
Sonesta (no. 1) [7][9][10]	-0.02x	1.38x	0.45x	0.71x	1.04x
Sonesta (no. 2) [8][9]	-0.15x	2.74x	4.31x	1.39x	2.81x
Hyatt	0.80x	1.00x	0.68x	0.61x	0.84x
Carlson	0.98x	0.84x	0.73x	0.30x	0.93x
Wyndham [11]	-0.92x	1.67x	1.05x	0.74x	1.06x
TA (no. 1) [12]	1.86x	2.11x	1.29x	1.55x	1.99x
TA (no. 2) [12]	1.85x	2.08x	1.39x	1.52x	1.89x

(1) We define coverage as combined total property level revenues minus all property level expenses which are not subordinated to minimum return and minimum lease payments contractually due to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us.

(2) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(3) In July 2012, we completed the sale of our Marriott branded hotel in St. Louis, MO for net proceeds of $28,850. In August 2012, two hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. Our annual minimum returns due under this agreement decreased by an aggregate of $3,587 as a result of removing or selling these three hotels. The information in this table related to our Marriott No. 234 agreement excludes these three hotels.

(4) For the period January 1, 2012 through December 31, 2012 (effective May 30, 2012 retroactive to January 1, 2012), Marriott is not required to make FF&E reserve contributions under the terms of the agreement entered in May 2012. The coverage amounts provided for our Marriott No. 234 agreement for the periods including the three months ended September 30, 2012 have been calculated with the retroactive reversal of FF&E reserve contributions.

(5) During the second and third quarters of 2012, 17 hotels were removed from this agreement and converted to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement. On August 1, 2012, 20 hotels were removed from this agreement and converted to Wyndham brands and management. In August 2012, two hotels were removed from this agreement and we sold them to affiliates of RMR. Our annual minimum returns under this agreement decreased by an aggregate of $34,990 as a result of removing these 39 hotels. The information provided in this table related to our InterContinental agreement excludes these 39 hotels.

(6) For the period July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the agreement entered in July 2011. The coverage amounts for InterContinental provided have been calculated without a deduction for FF&E reserve contributions for periods subsequent to June 30, 2011.

(7) Payment to us of our minimum return under this agreement is subject to available cash flow after payment of hotel operating expenses, including certain management fees. As described in notes 3 and 5 above, 19 hotels were added to this portfolio in the second and third quarters of 2012. FF&E reserve contributions are not required under the terms of this management agreement. The coverage amounts provided have been calculated without a deduction for FF&E reserve contributions.

(8) Represents the Royal Sonesta Hotel New Orleans in New Orleans, LA. We lease this hotel from a third party. Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of operating expenses, including a 3% base management fee and rent under the lease. Annual rent payable by us under the lease is calculated as 75% of the sum of the net profit of the hotel (hotel revenues less hotel operating expenses, including the 3% base management fee), less capital expenditures made during the lease year. FF&E reserve contributions are not required under the terms of this management agreement. The coverage amounts provided have been calculated without a deduction for FF&E reserve contributions.

(9) Includes data for periods prior to our ownership of certain hotels.

(10) Includes data for periods certain rebranded hotels were not operated by Sonesta.

(11) As described in note 5 above, we removed 20 hotels from the InterContinental agreement and converted them to Wyndham brands and management effective August 1, 2012. As described in note 3 above, we removed 20 hotels from the InterContinental agreement and converted them to Wyndham brands and management effective August 1, 2012. On November 1, 2012, we acquired the Hotel 71, a full service hotel in Chicago, IL for $85,000, excluding closing costs, and added it to this agreement. We plan to convert this hotel to the "Wyndham Grand Riverfront" and upon completion of a planned renovation, the property will consist of 348 hotel rooms managed by Wyndham and 48 vacation units leased to Wyndham Vacation Resorts, Inc., a subsidiary of Wyndham Worldwide Corporation. Upon completion of the November 1, 2012 purchase our annual minimum return under this agreement increased by $5,800 and it will increase further as we fund purchases of improvements to the Chicago hotel. The lease with Wyndham Vacation Resorts, Inc. provides for annual initial rent to us of $1,000 plus annual escalation of 3% per annum. Includes data for periods rebranded hotels were not operated by Wyndham. For the period August 1, 2012 through December 31, 2013, Wyndham is not required to make FF&E reserve contributions under the terms of the agreement entered in May 2012. The coverage amounts provided have been calculated without a deduction for FF&E reserve contributions.

(12) The TA rent coverage ratios provided in this table have been calculated based upon the contractual rent amounts in place during the periods presented.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

EXHIBITS

Atlanta North Travel Center, Cartersville, GA.
Truck Parking: 212.


TA
Country Pride


TA
TA TRUCK SERVICE



CALCULATION OF EBITDA AND ADJUSTED EBITDA

(in thousands)



EXHIBIT A

		For the Three Months Ended		For the Nine Months Ended	
		9/30/2012	9/30/2011	9/30/2012	9/30/2011
Net income		$ 44,658	$ 47,531	$ 125,292	$ 152,222
Add:	Interest expense	34,854	33,513	101,660	100,183
	Income tax (benefit) expense	(163)	621	3,908	1,188
	Depreciation and amortization	66,566	57,106	192,206	171,050
EBITDA		145,915	138,771	423,066	424,643
Add:	Deferred percentage rent [1]	919	481	3,481	1,417
	Acquisition related costs [2]	84	387	1,648	1,150
	Loss on asset impairment [3]	-	-	889	7,263
Less:	Gain on sale of real estate [4]	(10,602)	-	(10,602)	-
Adjusted EBITDA		$ 136,316	$ 139,639	$ 418,482	$ 434,473

(1) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters.

(2) Represents costs associated with our acquisition activities.

(3) We recorded an $889, or $0.01 per share, loss on asset impairment in the first quarter of 2012 in connection with our decision to remove 20 Marriott branded hotels from held for sale status. We recorded a $7,263, or $0.06 per share, loss on asset impairment in the second quarter of 2011 in connection with our consideration of selling certain InterContinental and Marriott hotels.

(4) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of our Marriott hotel in St. Louis, MO and our Staybridge Suites hotels in Auburn Hills, MI and Schaumburg, IL.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our performance along with net income, operating income and cash flow from operating, investing and financing activities. We believe that EBITDA and Adjusted EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense. EBITDA and Adjusted EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity. We believe EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollar amounts in thousands, except per share data)



EXHIBIT B

	For the Three Months Ended				For the Nine Months Ended			
	9/30/2012		9/30/2011		9/30/2012		9/30/2011	
Net income available for common shareholders	$	29,480	$	40,061	$	85,260	$	129,812
Add: Depreciation and amortization		66,566		57,106		192,206		171,050
Loss on asset impairment [1]		-		-		889		7,263
Less: Gain on sale of real estate [2]		(10,602)		-		(10,602)		-
FFO		85,444		97,167		267,753		308,125
Add: Deferred percentage rent [3]		919		481		3,481		1,417
Acquisition related costs [4]		84		387		1,648		1,150
Excess of liquidation preference over carrying value of preferred shares redeemed [5]		5,040		-		7,984		-
Normalized FFO available for common shareholders	$	91,487	$	98,035	$	280,866	$	310,692
Weighted average shares outstanding		123,577		123,465		123,553		123,453
Net income available for common shareholders per share	$	0.24	$	0.32	$	0.69	$	1.05
FFO available for common shareholders per share	$	0.69	$	0.79	$	2.17	$	2.50
Normalized FFO available for common shareholders per share	$	0.74	$	0.79	$	2.27	$	2.52

(1) We recorded an $889, or $0.01 per share, loss on asset impairment in the first quarter of 2012 in connection with our decision to remove 20 Marriott branded hotels from held for sale status. We recorded a $7,263, or $0.06 per share, loss on asset impairment in the second quarter of 2011 in connection with our consideration of selling certain InterContinental and Marriott hotels.

(2) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of our Marriott hotel in St. Louis, MO and our Staybridge Suites hotels in Auburn Hills, MI and Schaumburg, IL.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.

(4) Represents costs associated with our acquisition activities.

(5) On February 13, 2012, we redeemed all of our outstanding Series B Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders for the three months ended March 31, 2012, by that excess amount. On September 10, 2012, we redeemed 6,000,000 of our Series C Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $5,040, or $0.04 per share, and we reduced net income available to common shareholders for the three months ended September 30, 2012 by that excess amount.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of assets, plus real estate depreciation and amortization, as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which it relates to versus when it is recognized as income in accordance with GAAP and exclude the excess of liquidation preference over carrying value of preferred shares and acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility, term loan and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently we do.